

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2012

Via E-Mail
Ms. Maria Bouvette
Chief Executive Officer
Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, KY 40223

      Re: **Porter Bancorp. Inc.**
                 Preliminary Proxy Statement on Schedule 14A
                 Filed April 6, 2012
                 File No. 001-33033

Dear Ms. Bouvette:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel